Filed by PepsiCo, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Companies: The Pepsi Bottling Group, Inc.
Commission File No.: 001-14893
and
PepsiAmericas, Inc.
Commission File No.: 001-15019

PEPSICO FORUM

INDRA:  Good morning.  Good morning, everyone.  Good morning.  Thank you.  I decided that after every earnings call we’re going to announce a transaction.  Because I didn’t even know we had so many people in Purchase.  I’m going to start taking roll call because after an earnings call, it feels a bit lonely not having as many people.  So, next time by department we’re going to take roll call to make sure you all show up.  But, today is one hell of a day in the history of PepsiCo and our bottling partners because today we announced that PepsiCo has entered into definitive merger agreements with PepsiAmericas and The Pepsi Bottling Group, our largest anchor bottlers.  And the market seems to like it.

The market seems to like it.  Stock is up $3.13 to $59.33.  You know what?  We’re all absolutely delighted that PBG, PAS and PepsiCo will be united as one family again.  Our companies have had a very close working relationship over the last 10 years and the combination of our businesses will build upon our rich tradition of partnership as well as our shared values and culture.  Fundamentally, I see this change as a very natural next step for our system, a move that’ll allow us to build on

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the outstanding work of nearly 300,000 people around the world and that has gotten us to where we are today.  It’ll put us in a better position to build our brands, serve our customers and generate healthy long-term growth.  Let me put this in perspective.  This transaction makes PepsiCo a Company of almost $60 billion in revenue and pre-tax profits coming close to $10 billion.  So, we’re one hell of a company guys.

So, if you look at the best businesses in the world, the ones that succeed in a big way over the long term, it’s very clear that they continuously evolve and adapt as the world changes around them.  And this is exactly what we’re seeking to do today.  In the last 10 years as we talked about when we announced this transaction, our operating environment in North American beverages has evolved dramatically.  Retailers have continued to consolidate, new competitors have emerged and non-carbs, which have a different manufacturing platform and different economics than carbonated soft drinks are now a much bigger part of the market.  And more importantly, customers, consumers, shoppers are expecting a lot more choices out of beverages very different from what this

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market looked like a decade ago.  And our current bottle operating model has worked very well for the last 10 years and, unfortunately, that model was not designed for today’s operating environment or the operating environment we expect over the next 10 years.  To succeed today and to strengthen our position in the global beverage market place, we need a model that offers a powerful combination of scale, speed, flexibility and efficiency.  And we need a model that can bring a wide variety of new products to market quickly through whatever distribution system makes most sense for the economics of that product.  We need a model that can handle established large volume high velocity products, as well as smaller emerging brand, which are still in the early stages of development.  And we need a model that can address the growing demands of our retail customers, many of whom are national, international and sometimes global.  And we need a model that can capitalize on a unique competitive advantage, the bundling of products across beverages and then across beverages and foods.

I believe the coming together of PepsiCo, PBG and PAS is going to allow us to do just that.  The advantages of this model are not just in the United States, it’s

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global.  In Russia and Eastern Europe, for example, the changes announced today will simplify our operations and it allows us to build on an already terrific power of one model that we have in those countries.  We also have very clear power of one opportunities in Turkey, Spain and Mexico.  But, clearly, North America is where most of the opportunities are and that’s where we’re going to realize most of the synergies.

As you know over the past year or so, we’ve been working very hard to transform our North American beverage business.  We started with the brand refresh campaigns.  We’re now coming with a whole series of product introductions across CSD’s and non-carbs.  And even though there might be arm chair critics out there, I must say I’m extremely pleased with the progress of our North American beverage business, not just pleased with the progress, I am proud of our North American beverage team.  But, I believe combining our companies will be a giant step towards making the Pepsi system, the blue system, a real powerhouse.

But, I think combining our companies is going to make the entire blue system a powerhouse by creating a more meaner, leaner, agile business model and a stronger

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foundation for future growth.  And as one company, we can unlock all kinds of cost synergies, make decisions more quickly and increase our strategic flexibility.  And the good news is at the conclusion of these transactions, we will directly control approximately 80% of the volume that goes through the North American system including the warehouse and the DSD system.  And this control of 80% of volume will actually yield tremendous direct benefits.  For one, we can present a unified face to our retail and food service customers, which will allow us to provide more customized solutions and product bundles.  And this transaction also enables us to align all the steps in the value chain from creation of products, to innovation, to pricing, manufacturing, go to market.  And we’ll have flexibility across the systems to optimize revenue, productivity and cost by channel and customer.  For example, we can ship products easily back and forth between the distribution systems and actually figure out which product needs to go through which distribution system for which channel.

Furthermore, I think we can streamline decision making across the company.  You know friction is not very

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good and friction with neighbors and friends is really terrible.  I think this transaction will take away all of that friction and really make us a much more harmonious system.  And, finally, the fact that we’re coming together means that we’re expanding the profit pool of this business and as I said to you when we announced this transaction in April, when you have a shrinking profit pool because the category is not growing in North American beverages and you have 3 growth companies feeding off of that shrinking profit pool, the math simply doesn’t work.  And I think through the coming together of the system, by taking out all of the redundant costs, we are in fact creating a much more efficient system going forward.

As you can imagine, over the last 3 or 4 months, this transaction has been upper most in the minds of many of us on 4/3.  And looking back to April and thinking about today, our confidence level in this transaction has actually gone up and that’s why we’ve taken out the synergy numbers from $200 million to $300 million and we’re convinced more so than ever that this is the right move to make for our companies and this is right time.  Because I think as a system, we’re going to build a bigger, better

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future for the entire population base of PepsiCo, PBG and Pepsi Americas.

It’s not going to be easy.  The hard work is just beginning and we’ll face a lot of challenges over the next few months as we work through the steps required to complete the transaction.  But, have no fear, we’ve done Quaker, we’ve done the post merger integration, we know how to do this, I think we’ll get this over the finish line.  And while it’s too early to tell you exactly how this integration process will unfold, who’s going to be running each of the projects.  I can tell you that we’ve already started the work and we’ll be ready to announce all of that in the next couple of weeks.  But, there are 5 guiding principles we plan to follow while we put this whole integration team in place.

First, we have to preserve the strategic intent of this transaction.  This means we have to relentlessly drive towards the new model grounded in speed, simplicity and flexibility.  And this means there’s going to be no sacred cows, the debate should be on what’s best for the business and keeping the customer in mind always.  Also, while we preserve the strategic intent of the transaction,

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we want to make sure that in this post merger integration phase, we strike the appropriate balance between the optimal long-term structure and the costs of short-term business disruption.  So, we’ll sort of walk this fine line very carefully.  Number 2, we want to make sure we build a transition team which represents the best of all 3 businesses.  And we have to do that if we fully leverage the collective strengths of all 3 organizations.  We want to establish cross functional teams, we will understand the processes that exist in each of the organizations, we surface differences and get to the best answer and we will carry out an organization design and people planning with fairness and balance.

And let me make a point here.  I know a lot of you in the North America beverage business are very eager to start conversations with PBG and PAS and I’m sure e-mails are flying already.  Please, PBG and PAS are still independent companies and will remain independent companies until this transaction actually closes.  In the interim, you can’t just ask for data beyond the normal course of what you’ve been dealing with in the past few months.  And anything extraordinary that you’re asking of them, please

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clear it with the lawyers, we’ll put a process in place for that.

The third guiding principle is to start with the work.  We have to plan appropriately, assign the right resources and move quickly in the areas that yield the greatest benefits, which means we’ve got to put all the relevant options on the table so that we can evaluate them very, very carefully.

Guiding principle number 4, in pursuing power of one opportunities we have to keep in mind that between the bottling company and the franchise company there are really two cultures.  There’s an operating culture in the operating company, there has to be a brand culture in the franchise company.  We have to keep the two distinct and separate because if we were to squish the two together you’ll start sub-optimizing A&M and sometimes we might start sub-optimizing the operating system.  So, yes, we’re going to pursue power of one, but we’re going to make sure we keep these two cultures separate and distinct.

And number 5, critical number 5, through this integration process we cannot afford to drop a case.  In fact, I just told Frank Cooper, all the excuses are gone.

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Let’s find those cases.  All those cases I didn’t find some of those weeks and months over the past 2 months or so, let’s find them.

So, those are the principles we will follow in bringing our companies together.  And I promise you that you’ll hear a lot more from us over the coming weeks and months as we enter the process of integrating the companies.  In the meantime, I just want you all to know that we are very, very excited to be welcoming PBG and PAS associates into PepsiCo and I think together we now have an incredible opportunity to lead in the North American beverage market.  But, more importantly, long term really reshape our North American food and beverage business and create layers and layers of advantage that really makes us the North American food and beverage powerhouse.

So, again, a big day, big news and the hard work just begins, but I think we’ve written – at least we’ve turned the page to write a new chapter in the history of PepsiCo, a glorious chapter for North American beverages, but more importantly a phenomenal chapter that is going to start talking about a new strategic future for all our North American businesses.

Cautionary Statement

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. PepsiCo, Inc. (“PepsiCo”) and The Pepsi Bottling Group, Inc. (“PBG”) plan to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a proxy statement/prospectus and other documents with respect to the proposed acquisition of PBG and a definitive proxy statement/prospectus will be mailed to shareholders of PBG. PepsiCo and PepsiAmericas, Inc. (“PAS”) plan to file with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus and other documents with respect to the proposed acquisition of PAS and a definitive proxy statement/prospectus will be mailed to shareholders of PAS. INVESTORS AND SECURITY HOLDERS OF PBG AND PAS ARE URGED TO READ THE APPLICABLE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain free copies of the registration statements and the proxy statements/prospectuses (when available) and other documents filed with the SEC by PepsiCo, PBG or PAS through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PepsiCo will be available free of charge on PepsiCo’s internet website at www.pepsico.com or by contacting PepsiCo’s Investor Relations Department at 914-253-3035. Copies of the documents filed with the SEC by PBG will be available free of charge on PBG’s internet website at www.pbg.com or by contacting PBG’s Investor Relations Department at 914-767-7216. Copies of the documents filed with the SEC by PAS will also be available free of charge on PAS’s internet website at www.pepsiamericas.com or by contacting PAS’s Investor Relations Department at 612-661-3883.

PBG and its directors, executive officers and certain other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed acquisitions of PBG. Information regarding PBG’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 27, 2008, which was filed with the SEC on February 20, 2009, and its proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on April 7, 2009. PAS and its directors, executive officers and certain other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed acquisitions of PAS. Information regarding PAS’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended January 3, 2009, which was filed with the SEC on March 4, 2009, and its proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on March 18, 2009. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statements/prospectuses and other relevant materials to be filed with the SEC when they become available.

Statements in this release that are “forward-looking statements” are based on currently available information, operating plans and projections about future events and trends. They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements. Such risks and uncertainties include, but are not limited to: PepsiCo’s ability to consummate the acquisitions of PBG and PAS and to achieve the synergies and value creation contemplated by the proposed acquisitions; PepsiCo’s ability to promptly and effectively integrate the businesses of PBG, PAS and PepsiCo; the timing to consummate the proposed acquisitions and any necessary actions to obtain required regulatory approvals; the diversion of management time on transaction-related issues; changes in demand for PepsiCo’s products, as a result of shifts in consumer preferences or otherwise; increased costs, disruption of supply or shortages of raw materials and other supplies; unfavorable economic conditions and increased volatility in foreign exchange rates; PepsiCo’s ability to build and sustain proper information technology infrastructure, successfully implement its ongoing business process transformation initiative or outsource certain functions effectively; damage to PepsiCo’s reputation; trade consolidation, the loss of any key customer, or failure to maintain good relationships with PepsiCo’s bottling partners, including as a result of the proposed acquisitions; PepsiCo’s ability to hire or retain key employees or a highly skilled and diverse workforce; changes in the legal and regulatory environment; disruption of PepsiCo’s supply chain; unstable political conditions, civil unrest or other developments and risks in the countries where PepsiCo operates; and risks that benefits from PepsiCo’s Productivity for Growth initiative may not be achieved, may take longer to achieve than expected or may cost more than currently anticipated.

For additional information on these and other factors that could cause PepsiCo’s actual results to materially differ from those set forth herein, please see PepsiCo’s filings with the SEC, including its most recent annual report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. All information in this communication is as of August 4, 2009. PepsiCo undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.